Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars.

Suncor Energy declares dividend

Calgary, Alberta (July 28, 2021) – Suncor Energy’s Board of Directors has approved a quarterly dividend of $0.21 per share on its common shares, payable September 24, 2021 to shareholders of record at the close of business on September 3, 2021.

Suncor Energy is Canada's leading integrated energy company, with a global team of over 30,000 people. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low-emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or Living our Purpose.

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

1-800-558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com